Exhibit 16.1
April 16, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated April 16, 2007, of Aradigm Corporation, and are in agreement with the statements contained in the first sentence of the first paragraph and the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP